TRANSAMERICA LIFE INSURANCE COMPANY LETTERHEAD

May 1, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Transamerica Life Insurance Company
Transamerica Life Insurance Company Separate Account VUL-6
File Nos. 333-153764 and 811-10557

Commissioners:

Transamerica Life Insurance Company (the “Company”), on its own behalf and on behalf of Transamerica Life Insurance Company Separate Account VUL-6 (the “Account”), is transmitting for filing Post-Effective Amendment No. 2 (the “Amendment”) to the Account’s registration statement on Form N-6 for certain flexible premium variable universal life insurance policies. This Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended, to respond to comments made by Ellen Sazzman of the U.S. Securities and Exchange Commission (“Commission”) staff on April 16, 2009, with regard to Post-Effective Amendment No. 1 to the Account’s Registration Statement, as well as to include current financial statements and to update certain other information. We represent that the Amendment does not contain disclosures that would otherwise render it ineligible to become effective pursuant to paragraph (b).

The Company acknowledges that:

•

Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

the Company, on behalf of the Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Amendment, please call the undersigned at 727.299.1830.

Very truly yours,

/s/ Arthur D. Woods
Arthur D. Woods Vice President and Counsel, Transamerica Life Insurance Company

cc:	Mary Jane Wilson-Bilik, Esq.
Patrice M. Pitts, Esq.